

16014949

Washington, D.C. 20549

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SEC FILE NUMBER
8 - 65657

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CDK FINANCIAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 THIRD AVENUE 12TH FLOOR
(No. and Street)

NEW YORK (City) **NY** (State) **10022** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel **212-897-1688**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates
(Name -- *if individual, state last, first, middle name*)

11 Broadway, Suite 700 (Address) **New York** (City) **NY** (State) **10004** (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Peter Chapman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CDK FINANCIAL SERVICES, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

URSULA WARD
Notary Public - State of New York
NO. 01WA6264251
Qualified in New York County
My Commission Expires 6/25/16

Signature

PRINCIPAL
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Operations.
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (o) Independent auditor's report on Regarding Rule 15c3-3 Exemption
- [X] (p) Rule 15c3-3 Exemption Report pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CDK FINANCIAL SERVICES, LLC

REPORT PURSUANT TO
RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2015

CONTENTS


YSL

YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
CDK Financial Services, LLC

We have audited the accompanying financial condition of CDK Financial Services, LLC as of December 31, 2015 and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of CDK Financial Services, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of CDK Financial Services, LLC as of December 31, 2015 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I and Schedule II has been subjected to audit procedures performed in conjunction with the audit of CDK Financial Services, LLC's financial statements. The supplemental information is the responsibility of CDK Financial Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

YSL & Associates LLC

New York, NY
March 11, 2016

CDK FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

ASSETS	
Cash	247,282
Fees Receivable (Note C)	321,825
Other Assets	6,500
Furniture & Equipment (net of accumulated depreciation)	6,903
Total Assets	$ 582,510

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued liabilities	69,586
TOTAL LIABILITIES	69,586
MEMBER'S EQUITY	512,924
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 582,510

CDK FINANCIAL SERVICES, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2015

REVENUES:	
Placement Fees (Note C)	$ 955,413
Interest Income	1,160
	956,573
EXPENSES:	
Salaries	158,824
Support Fees (Note B)	75,972
Rent	78,000
Technology and communication	91,695
Professional fees	62,066
Commission expense (Note B)	43,324
Travel and entertainment	32,991
Regulatory fees	5,517
Other Operating Expenses	21,883
TOTAL EXPENSES	570,272
NET INCOME BEFORE TAXES	386,301
BENEFIT FOR UNINCORPORATED BUSINESS TAX (Note D)	85,607
NET INCOME	$ 471,908

CDK FINANCIAL SERVICES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2015

MEMBER'S EQUITY AT THE BEGINNING OF YEAR	$	836,670
NET INCOME		471,908
MEMBER'S DISTRIBUTIONS		(795,654)
MEMBER'S EQUITY AT END OF YEAR	$	512,924

CDK FINANCIAL SERVICES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	471,908
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		1,486
Decrease in assets:		
Fees Receivable		158,656
Decrease in liabilities:		
Due to Parent		(60,447)
Accounts Payable		(43,847)
Deferred City Income Tax		(14,596)
NET CASH PROVIDED BY OPERATING ACTIVITIES		513,160
CASH FLOWS FROM FINANCING ACTIVITIES		
Member's Distributions		(795,654)
NET CASH USED IN FINANCING ACTIVITIES		(795,654)
NET DECREASE IN CASH		(282,494)
CASH AT BEGINNING OF THE YEAR		529,776
CASH AT END OF THE YEAR	$	247,282

CDK FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2015

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

CDK Financial Services, LLC (the "Company"), is a Delaware Limited Liability Company that is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA).

The Company is focused exclusively on the private placement of hedge funds to sophisticated institutional and high net worth investors. The Company is engaged by several hedge fund managers, located both in the United States and offshore. The Company's revenue is derived from placement fees, which are related to management and performance fees. These fees are received by the Company's clients on the assets placed by the Company by investors in hedge funds managed by the Company's clients. The Company does not handle clients' funds or securities and is not otherwise engaged in securities trading.

Government and Other Regulation

The Company is subject to significant regulation by various governmental agencies and self regulatory organizations. Such regulation included, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Concentrations of Credit Risk

The Company maintains its cash balances at a major banking institution. The Company does not believe that it has any risk with respect to its cash balances.

Receivables represent a concentration of credit risk and are uncollateralized obligations due under normal trade terms. The carrying amount of receivables may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. The Company does not believe that it has significant risk with respect to its receivables.

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Since management believes that the receivables recorded are fully collectible and are therefore stated at net realizable value, at December 31, 2015, management has not provided an allowance for doubtful accounts.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is currently a single member limited liability company and therefore is treated as a disregarded entity for income tax purposes. Consequently, income taxes are not payable by, or provided for, the Company. Members of the Company's parent are taxed individually on their share of the Company's earnings.

Income taxes previously provided when the Company was not a single member limited liability company have been reversed since they are no longer applicable.

Revenue Recognition

Revenue from placement fees related to management and performance fees, are recorded on the accrual basis, at the time when fees are determined to be earned based upon contractual arrangements.

NOTE B: RELATED-PARTY TRANSACTIONS

The Company receives support and administrative services from one of the Company's affiliates. In this regard, in consideration of a support fee, the affiliate incurs significant operating expenses on behalf of the Company. In addition the company pays two of its indirect owners compensation relating to the generation of revenue.

NOTE C: PLACEMENT FEE AGREEMENTS

The Company entered into agreements with unrelated entities whereby, the Company earns placement fees related to management and performance fees of various hedge funds. Generally, placement fees related to the management fees are pre-paid at the beginning of each quarter whereas, the placement fees related to performance fees are generally payable within five days of receipt by the Company's clients, the majority of which are at year end. During 2015 the Company's placement fees related to management fees and performance fees were $901,647 and $10,442 respectively. At December 31, 2015, placement fees receivable related to management fees and performance fees amounted to $321,825. For the year ended December 31, 2015, all of the fees were earned from unrelated entities. Approximately 95% of such fees come from two clients.

NOTE D: INCOME TAXES

The Company pays no income taxes since it is treated as a disregarded entity for tax purposes.

NOTE E: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission *Uniform Net Capital Rule* (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2015, the Company had net capital of $177,696 which exceeded requirements by $172,696.

SCHEDULE I

CDK FINANCIAL SERVICES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

CREDITS		
Member's equity	$	512,924
CHARGES		
Nonallowable assets:		
Fee Receivables, net of compensation payable		321,825
Other assets		6,500
Furniture & Equipment (net of accumulated depreciation of $3,007)		6,903
NET CAPITAL		177,696
6 2/3% of aggregate indebtedness of $69,586 or $5,000		5,000
NET CAPITAL IN EXCESS OF REQUIREMENT		172,696
AGGREGATE INDEBTEDNESS		
Accrued expenses and other liabilities	$	69,586
Ratio of aggregate indebtedness to net capital		39.16%
Net capital as reflected above		177,696
Reversal of tax liability previously included in original Form X-17A-5 Part IIA report as of December 31, 2015.		15,261
Net capital as originally reported in Form X-17A-5 report as of December 31, 2015		162,435

SCHEDULE II
CDK FINANCIAL SERVICES, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2015

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of Paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not hold customers' cash or securities.



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
CDK Financial Services, LLC

We have reviewed management's statements, included in the accompanying Rule 15c-3-3 exemption report, in which (1) CDK Financial Services, LLC LLC (the "Company") stated that although the Company is designated, by its FINRA membership agreement, to operate under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3, the Company may file an exemption report because it had no obligations under SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers and (2) CDK Financial Services, LLC stated that that it had no exceptions under SEC Rule 15c3-3 throughout the most recent year ended December 31, 2015. CDK Financial Services, LLC's management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CDK Financial Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by 17 C.F.R. §240.17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

YSL & Associates LLC

New York, NY
March 11, 2016

CDK FINANCIAL SERVICES, LLC
RULE 15c3-3 EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2015

CDK Financial Services does not handle cash or securities on behalf of customers. Therefore it has no obligation under SEC Rule 15c3-3 throughout the most recent fiscal year and thus may file an Exemption Report.



Executed by Person who made the oath or affirmation
Under SEC Rule 17a-5(e)(2)

PRINCIPAL



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members of
CDK Financial Services, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by CDK Financial Services, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating CDK Financial Services, LLC's compliance with the applicable instructions of Form SIPC-7. CDK Financial Services, LLC's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

YSL & Associates LLC

New York, NY
March 11, 2016

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENT AND PAYMENTS (FORM SIPC-7)
FOR THE YEAR ENDED DECEMBER 31, 2015

SIPC-7 - GENERAL ASSESSMENT	$	2,387
Less payment made with SIPC-6 filed		(1,337)
Amount due with Form SIPC-7	$	1,050

SIPC Collection Agent: Securities Investor Protection Corporation